EXHIBIT 15

Press Release

Telvent Announces First Quarter
2005 Financial Results

•	Revenues Increase 16.4 % to €75.6 Million Year-Over-Year.

•	Pro Forma EPS of €0.13 per diluted share.

Madrid – May 31, 2005 – Telvent GIT, S.A. (NASDAQ: TLVT), the Global RealTime Information Technology Company, today announced financial results for the first quarter ended March 31, 2005.

Telvent’s first quarter 2005 revenues totaled €75.6 million, an increase of €10.7 million or 16.4 percent, versus €64.9 million reported for the first quarter of 2004.

First quarter 2005 net income increased to €3.0 million, an increase of €0.9 million or 45.0 percent, versus €2.1 million reported for the first quarter of 2004. Earnings per diluted share for the first quarter of 2005 were €0.10 (based on a weighted average of 29,247,100 shares outstanding), compared to €0.11 per diluted share (20,000,000 shares), in the first quarter of 2004.

Pro forma net income for the first quarter 2005 was €3.9 million, an increase of 2.7 percent, versus €3.8 million for the first quarter of 2004.

Pro forma earnings per diluted share (EPS) for the first quarter 2005 were €0.13 (29,247,100 shares), versus €0.19 (20,000,000 shares), for the first quarter of 2004.

Pro forma net income excludes the amortization of intangible assets from the acquisitions purchase price allocations, stock compensation plan expenses and mark to market hedging, that Telvent believes are not indicative of its core performance or results. A reconciliation between GAAP and pro forma net income is provided in this release in a table immediately following the condensed consolidated financial statements.

Gross margin was 24.5 percent in the first quarter of 2005 compared to 25.4 percent in the first quarter of 2004. Operating expenses, as a percentage of revenues, increased 0.7 percentage points, mainly due to increases in R&D and sales and marketing expenses.

Continued

Income from operations, as a percentage of revenues, was 6.0 percent in the first quarter of 2005 compared to 7.5 percent in the first quarter of 2004.

For the first quarter 2005, cash used in operating activities net of property, plant and equipment additions, was €7.4 million. For the same period in 2004, cash used was €8.8 million.

As of March 31, 2005, cash and cash equivalents was €89.0 million and total debt (including net €2.3 million credit line due from related parties) was €33.3 million, resulting in a net cash position of €58.0 million. As of December 31, 2004, net debt position was €64.5 million.

“We are pleased with our results in what is historically our most difficult quarter. We showed solid revenue and EPS growth and strong bookings.”, said Manuel Sánchez, Chairman and Chief Executive Officer. “During this quarter we have also made significant progress in the integration process of Miner & Miner with our existing business. Also, our first signed contract in the Traffic sector in our North American region, and the number of prospects are encouraging, reflecting well on our business and strategic development in the region.”

Segment Discussion

Energy

Revenues for the Energy sector in first quarter 2005 were €35.3 million, an increase of €3.5 million, or 10.9 percent, from €31.8 million in first quarter 2004. Gross margin in this sector was 23.7 percent in first quarter 2005 versus 27.7 percent in 2004. The most significant contract in this sector during the first quarter was the Supervisory Control and Data Acquisition System for the power feeding of the Cordoba-Malaga High Speed Train (AVE) Line, for a total contract amount exceeding €7.0 million. Also, we have several new contracts, and thus new customers, from our Miner & Miner acquisition: City of Colton – US, Energex Gas – Australia, Black River Electric Coop – US, Gosford City Council – Australia, Metrogas – Chile, OG&E – US, City of Safford – US, AIMAG Spa – Italy, Paragould Light Water and Cable – US, Middle Tennessee EMC – US, Tri County Electric Coop – US, and National Power Training Institute – India.

Traffic

Revenues for the Traffic sector during the first quarter 2005 were €24.5 million, an increase of €6.3 million, or 34.8 percent, from the €18.2 million recorded in the same period of 2004. Gross margin in this sector was 21.2 percent in first quarter 2005, versus 24.6 percent in first quarter 2004. The most significant contract in this sector was the RWIS (Road Weather Information System), for a series of highway systems in Alberta, Canada. The contract is valued at €8.5 million.

Continued

Transport

Revenues for the Transport sector during the first quarter 2005 were €3.6 million, a decrease of €327,000, or 8.4 percent, from €3.9 million during the same period in 2004. Gross margin in this sector was 26.5 percent in first quarter 2005, versus 14.8 percent in the same period of 2004. The most significant contract in this sector was the supply and installation of the Access Control System in two main stations of the future High Speed Train (AVE) between Sevilla and Cádiz. The Contract is worth €0.4 million.

Environment

Revenues for the Environment sector for the first quarter 2005 were €4.7 million, a decrease of €1.8 million, or 27.1 percent, from €6.5 million during the same period in 2004. Gross margin in this sector was 20.9 percent for both the first quarters of 2005 and 2004. The most significant contract in this sector was the extension of the Integral Maintenance Contract for Meteorological Observation Equipment, for the Spanish Meteorological Institute, worth €1.8 million.

Other

Revenues for the Other sector during first quarter 2005 were €7.5 million, an increase of €3.0 million, or 65.3 percent, from €4.5 million in the same period in 2004. Gross margin in this sector was 40.3 percent in first quarter 2005, versus 27.0 percent in 2004. The most significant contract in this sector during the first quarter was the Asset Management and Data Center Services for the IT Platform of Movelia, the leading provider of ticketing services for the transport sector in Spain, worth €1.0 million.

Backlog

Backlog (representing the portion of signed contracts for which performance is pending) as of March 31, 2005 was €364.0 million, which reflects 15.0 percent growth over the €316.4 million in backlog at the end of March 2004.

New Bookings

New order bookings (or new contracts signed) in the first quarter 2005 were €102.1 million, a 25.9% increase from €81.1 million during the same period in 2004. We believe this shows the continued success of the Company’s new products and services solutions, and sales and marketing activity.

Pipeline

Pipeline, measured as management’s estimates of real opportunities within the next 6 to 12 months, is approximately €1.24 billion.

Continued

Use of Non-GAAP Financial Information

To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use certain non-GAAP measures, including pro forma net income and EPS. Pro forma net income and EPS are adjusted from GAAP-based results to exclude certain costs and expenses that we believe are not indicative of our core operating results. Pro forma results are one of the primary indicators management uses for evaluating historical results and for planning and forecasting future periods. We believe pro forma results provide consistency in our financial reporting which enhances our investor’s understanding of our current financial performance as well as our future prospects. Pro forma results should be viewed in addition to, and not in lieu of, GAAP results.

Conference Call Details

Telvent Chairman and CEO, Manuel Sánchez, Chief Financial Officer Ana Plaza, and Jose Ignacio del Barrio, Director of Investor Relations, will conduct a conference call to discuss the first quarter 2005 results, which will be simultaneously webcast at 10:00 A.M. Eastern Time / 7:00 A.M. Pacific Time / 4:00 P.M. Madrid Time on Tuesday, May 31, 2005.

To access the conference call, participants in North America should dial 800-374-0724 and international participants should dial +1 (706) 634-1387. A live webcast of the conference call will be available on the investor relations zone of Telvent’s corporate web site at www.telvent.com. Please visit the web site at least 15 minutes early to register for the teleconference webcast and download any necessary audio software. A replay of the call will be available on the web site approximately two hours after the conference call is completed. To access the replay, participants in North America should dial 800-642-1687 and international participants should dial +1 (706) 645-9291. The passcode for the replay is 6185602.

About Telvent

Telvent (Nasdaq: TLVT), the Global RealTime IT Company, specializes in high value-added solutions for four specific industrial sectors (Energy, Traffic, Transport and Environment) in Europe, North America, Latin America and China. (www.telvent.com)

Investor Relations Contact:

José Ignacio del Barrio
Phone: +34 902-335599
email: jibarrio@telvent.abengoa.com

Continued

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and involve certain risks and uncertainties. Telvent’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in Telvent’s Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Securities and Exchange Commission on May 13, 2005.

Continued

TELVENT

Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	March 31,	December 31,
	2005	2004
Assets:
Current assets:
Cash and cash equivalents	€69,766	€80,515
Restricted cash	—	8,028
Available-for-sale securities and other short-term investments	20,483	1,231
Derivative contracts	2,650	4,046
Accounts receivable (net of allowances of €1,849 as of March 31, 2005 and €2,165 as of December 31, 2004)	72,738	84,536
Unbilled revenues	58,666	36,683
Due from related parties	24,281	37,848
Inventory	13,362	10,760
Deferred tax assets	2,880	3,751
Other current assets	—	659

Total current assets	€264,826	€268,057
Other investments	322	2,137
Property, plant and equipment, net of accumulated depreciation of €31,047 as of March 31, 2005 and €30,602 as of December 31, 2004	52,736	53,586
Prepaid expenses and other assets	2,517	3,198
Deferred tax assets	17,704	18,004
Other intangible assets, net of accumulated depreciation of €10,267 as of March 31, 2005 and €7,724 as of December 31, 2004	9,818	9,789
Goodwill	14,303	13,689

Total assets	€362,226	€368,460

Liabilities and shareholders’ equity:
Current liabilities:
Accounts payable	€119,741	€123,278
Billing in excess of costs and estimated earnings	18,430	16,466
Accrued and other liabilities	12,437	7,696
Income taxes payable	10,556	11,778
Deferred tax liabilities	2,994	3,096
Due to related parties	5,319	6,194
Current portion of long-term debt	8,971	9,208
Short-term debt	11,932	18,748
Short-term leasing obligations	1,896	1,960
Derivative contracts	1,750	2,602

Total current liabilities	€194,026	€201,026
Long-term debt less current portion	12,410	16,875
Long-term leasing obligations	3,838	4,130
Other long term liabilities	8,395	8,747
Deferred tax liabilities	268	323
Unearned income	707	525

Total liabilities	€219,644	€231,626

Minority interest	1,737	863

Commitments and contingencies

	As of	As of
	March 31,	December 31,
	2005	2004
Shareholders’ equity:
Common stock, €3.005 par value, 29,247,100 shares authorized, issued and outstanding, same class and series	87,889	87,889
Additional paid-in capital	39,591	40,319
Deferred compensation	(2,367)	(3,305)
Accumulated other comprehensive income (loss)	(1,746)	(3,364)
Retained earnings	17,478	14,432

Total shareholders’ equity	€140,845	€135,971

Total liabilities and shareholders’ equity	€362,226	€368,460

TELVENT

Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended March 31,
	2005	2004
Revenues	€75,590	€64,928
Cost of revenues	57,055	48,468

Gross profit	€18,535	€16,460

General and administrative	5,413	5,405
Sales and marketing	3,190	2,241
Research and development	3,369	2,151
Depreciation and amortization	2,013	1,783

Total operating expenses	€13,985	€11,580

Income from operations	4,550	4,880
Financial income (expense), net	(414)	(2,426)

Total other income (expense)	€(414)	€(2,426)

Income before income taxes	4,136	2,454
Income tax expense (benefit)	484	403

Net income before minority interest	€3,652	€2,051

Loss (Profit) attributable to minority interests	(606)	50

Net income	€3,046	€2,101

Earnings per share
Basic and diluted net income per share	€0.10	€0.11

Weighted average number of shares outstanding
Basic and diluted	29,247,100	20,000,000

TELVENT

Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros, except share and per share amounts)

	Three Months Ended March 31,
	2005	2004
Cash Flows from operating activities:
Net income before minority interest	€3,652	€2,051
Adjustments to reconcile net income to net cash provided by operating activities	5,214	4,621
Change in operating assets and liabilities	(17,774)	(16,662)
Change in operating assets and liabilities due to temporary Joint Ventures	1,507	1,204

Net cash used in operating activities	€(7,401)	€(8,786)

Cash Flows from investing activities:
Restricted cash - guaranteed deposit of long term investments and commercial transactions	8,028	—
Due from related parties	17,965	14,490
Metso acquisition, net of cash	—	(5,225)
Purchase of property, plant & equipment	(917)	(10)
Disposal (acquisition) of investments, net of cash	932	(3,455)
Purchases of short-term investments	(18,431)	—

Net cash provided by investing activities	€7,577	€5,800

Cash flows from financing activities:
Proceeds (repayment) of short-term debt, net	(6,816)	(13,738)
Proceeds (repayment) of long-term debt, net	(5,617)	(2,993)
Due to related parties	548	1,842

Net cash used in financing activities	€(11,885)	€(14,889)

Net (decrease) increase in cash and cash equivalents	€(11,709)	€(17,875)
Net effect of foreign exchange in cash and cash equivalents	960	(377)
Cash and cash equivalents at the beginning of period	69,582	27,735
Joint venture cash and cash equivalents at the beginning of period	10,933	3,250

Cash and cash equivalents at the end of period	€69,766	€12,733

Supplemental disclosure of cash information:
Cash paid for the period:
Income taxes	€—	€—
Interest	€1,636	€1,624

Non-cash transactions:

Capital leases	€211	€418

TELVENT

Reconciliation between GAAP and Pro Forma Net Income and EPS
(In thousands of Euros, except share and per share amounts)

	Three Months Ended March 31,
	2005	2004
GAAP basis income before income taxes	€4,136	€2,454

Adjustments to income before income taxes
Amortization of intangibles	402	521
Stock compensation plan expenses	210	294
Mark to market derivatives	546	1,593

Total Adjustments	1,158	2,408

Adjusted income before income taxes	€5,294	€4,862

Income tax provision	(815)	(1,143)
Profit attributable to minority interests	(606)	50

Pro forma Net Income	€3,873	€3,769

Earnings per share
Basic and diluted net income per share	€0.13	€0.19

Weighted average number of shares outstanding
Basic and diluted	29,247,100	20,000,000